Exhibit 99.1

For Immediate Release

NORSAT ANNOUNCES INVESTMENT CANADA NOTICE REGARDING PROPOSED ACQUISITION BY HYTERA COMMUNICATIONS CO., LTD.

Vancouver, British Columbia – June 2, 2017 – Norsat International Inc. (“Norsat” or the “Company”) (TSX: NII and NYSE MKT: NSAT), a provider of unique and customized communication solutions for remote and challenging applications, today announced that further to its news releases of September 19, 2016, March 17, 2017, March 27, 2017, April 17, 2017, May 15, 2017, May 18, 2017, May 25, 2017 and May 31, 2017, the Minister responsible for the Investment Canada Act (the “Act”) has served notice that there will be no order for review of the transaction under subsection 25.3(1) of the Act. Accordingly, this notice satisfies the Investment Canada Act condition for closing of the acquisition of Norsat by Hytera.

“The review of the proposed transaction under the Act has been extensive and we are very pleased that the notice received has removed a significant pre-condition to closing of the transaction,” said Fabio Doninelli, Director and Chairman of the Board.

Certain additional regulatory as well as securityholder approvals are still required and if obtained, the transaction is expected to close in the third quarter of 2017.

About Norsat International Inc.
Founded in 1977, Norsat International Inc. is a provider of unique and customized communication solutions for remote and challenging applications. Norsat’s products and services include leading-edge product design and development, production, distribution and infield support and service of fly-away satellite terminals, microwave components, antennas, Radio Frequency (RF) conditioning products, maritime based satellite terminals and remote network connectivity solutions. More information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2800.

Forward Looking Statements
The discussion and analysis of this news release contains forward-looking statements concerning anticipated developments in Norsat’s operations in future periods, the adequacy of its financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,”, “predicts,” “potential,” “targeted,” “plans,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. These forward-looking statements include, without limitation, statements about the proposed acquisition by Hytera, the expected closing date of the transaction, Norsat’s market opportunities, strategies, competition, expected activities and expenditures as it pursues its business plan, the adequacy of available cash resources and other statements about future events or results. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, such as business and economic risks and uncertainties. The forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. Consequently, all forward-looking statements made in this news release are qualified by this cautionary statement and there can be no assurance that actual results or anticipated developments will be realized. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date of this news release and Norsat assumes no obligation to update or revise them to reflect new events or circumstances, other than as required by law.

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For further information, contact:

Dr. Amiee Chan	Mr. Arthur Chin
President & CEO	Chief Financial Officer
Tel: 604 821-2800	Tel: 604 821-2800
Email: achan@norsat.com	Email: achin@norsat.com

Shareholder contact:

Evolution Proxy, Inc.
1-844-226-3222 (North American Toll Free Number)
1-416-855-0238 (Outside North America)
info@evolutionproxy.com